SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549
______________________

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2004

MobiFon Holdings B.V.
(Translation of registrant's name into English)

World Trade Center
Strawinskylaan 707
1077 XX Amsterdam, The Netherlands
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

20-F [x]       40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]       No [x]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Attached hereto are the Financial Review and Prospects and the unaudited financial statements for the fourth quarter and the year ended December 31, 2003.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBIFON HOLDINGS B.V.

By: CLEARWAVE N.V.,
its Board of Management

CLEARWAVE N.V.

		By:	/s/ Kees van Ravenhorst

		Name:	Kees van Ravenhorst
		Title:	Managing Director

Date:	April 21, 2004

EXHIBIT INDEX
Exhibit
Number	Description

99.1	Financial Review and Prospects and unaudited financial statements for the fourth quarter and the year ended December 31, 2003.